SECU[illegible] 20007829

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFM Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 Market Street
(No. and Street)

Harrisburg (City) Pennsylvania (State) 17101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R. Hess (717) 232-2723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller
(Name – *if individual, state last, first, middle name*)

100 Witmer Road, Suite 350 (Address) Horsham (City) Pennsylvania (State) 19044 (Zip Code)

SEC Mail Processing
FEB 28 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel R. Hess, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFM Fund Distributors, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania }
County of Dauphin } ss:

Signature

Treasurer, Financial & Operations Principal

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Kathy L. Whitman, Notary Public
Dauphin County
My commission expires January 15, 2023
Commission number 1196149
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFM FUND DISTRIBUTORS, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PFM ASSET MANAGEMENT LLC)

Financial Statements and Supplementary Information

December 31, 2019

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)
December 31, 2019

CONTENTS

Report of Independent Registered Public Accounting Firm

The Members of the Shareholder and Board of Directors of
PFM Fund Distributors, Inc. (A Wholly-Owned Subsidiary of
PFM Asset Management LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PFM Fund Distributors, Inc. (a wholly-owned subsidiary of PFM Asset Management LLC) as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of PFM Fund Distributors, Inc. as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PFM Fund Distributors Inc.'s management. Our responsibility is to express an opinion on PFM Fund Distributors Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PFM Fund Distributors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

100 Witmer Road, Suite 350, Horsham, PA 19044-2369 | 215-441-4600 | fax: 215-672-8224 | www.kmco.com

Auditor's Report on Supplemental Information

The supplemental information on Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of PFM Fund Distributors, Inc.'s financial statements. The supplemental information is the responsibility of PFM Fund Distributors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information on Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as PFM Fund Distributors, Inc.'s auditor since 2001.

Kreischer Miller

Horsham, Pennsylvania
February 26, 2020

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$ 119,395
Due from parent, net	21,600
Prepaid expenses	97,900
Total assets	$ 238,895

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 32,544
Stockholder's equity:	
Common stock, $10 par value; 100 shares authorized, issued, and outstanding	1,000
Additional paid-in capital	204,000
Retained earnings	1,351
Total stockholder's equity	206,351
Total liabilities and stockholder's equity	$ 238,895

See accompanying notes to financial statements.

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Operations
Year Ended December 31, 2019

Revenue:	
Marketing and distribution fee income	$ 2,733,068
Other income	2,992,016
Total revenue	5,725,084
Expenses:	
Salaries and bonuses	4,051,952
Employee benefits	758,353
General and administrative expenses	676,306
Registration fees and dues	145,792
Other operating expenses	92,681
Total expenses	5,725,084
Net income	$ -

See accompanying notes to financial statements.

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2018	$ 1,000	$ 179,000	$ 1,351	$ 181,351
Capital contribution	-	25,000	-	25,000
Net income	-	-	-	-
Balance, December 31, 2019	$ 1,000	$ 204,000	$ 1,351	$ 206,351

See accompanying notes to financial statements.

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Statement of Cash Flows
Year Ended December 31, 2019

Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in due from parent, net	(43,235)
Increase in prepaid expenses	(9,539)
Increase in accounts payable	4,954
Net cash used in operating activities	(47,820)
Cash flows from financing activity:	
Capital contribution	25,000
Net decrease in cash	(22,820)
Cash, beginning of year	142,215
Cash, end of year	$ 119,395

See accompanying notes to financial statements.

(1) Organization and Nature of Business

PFM Fund Distributors, Inc. (the Company) was formed as PFMAM, Inc. on July 16, 2001, to operate as a broker-dealer under the Securities Exchange Act of 1934. The Company's sole purpose is to serve as the distributor or marketing agent for local government investment pools and registered investment companies for which the Company's parent serves as investment adviser and/or administrator and/or transfer agent. Shares in these local government investment pools and registered investment companies are offered and sold only to institutional investors, the majority of which are state and local governmental entities. The Company has no present plans to buy, sell, or trade securities.

PFM Asset Management LLC (the Parent) is the sole stockholder of the Company. To date and in the foreseeable future, the Company will be dependent on its parent for capital infusions and administrative support. The Parent is a wholly-owned subsidiary of PFM Investment, LLC, which is a wholly-owned subsidiary of PFM I, LLC.

(2) Summary of Significant Accounting Policies

Related Party Transactions

The Company bills the Parent for marketing activities related to the Parent's investment advisory and administrative contracts relating to pool investment vehicles managed by the Parent ("Funds"). Amounts billed to the Parent by the Company represent the excess of expenses incurred by the Company over the amount of revenues recognized by the Company in servicing such contracts, as well as its own marketing and distribution service contracts. In 2019, the Company billed the Parent $2,992,016 for activities related to the Parent's investment advisory and administrative contracts, which is included as "other income" in the accompanying financial statements. Certain expenses of the Company are paid by the Parent on the Company's behalf. At December 31, 2019, the Parent owed the Company $21,600 pursuant to these arrangements.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 606, *Revenue from Contracts with Customers*, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Revenue Recognition, Continued

The Company generally bills in arrears for marketing agent and distribution services which are provided on a daily basis. The Company believes the performance obligation for providing marketing agent and distribution services is satisfied over time because the Funds are receiving and consuming the benefits as they are provided by the Company. Typically, such fees are calculated as a percentage of the underlying fund's net assets and recognized as revenue in the month to which they relate as they relate specifically to the services provided in that period, which are distinct from the fees earned for services provided in other periods. Fees are typically collected by the Parent in the month that follows. At December 31, 2018, the payable due to the Parent was $21,635.

Income Taxes

The Company recognizes deferred tax assets on deductible temporary differences and deferred tax liabilities on taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FASB *Accounting Standards Codification* (ASC) 740, *Income Taxes*, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

The Company files income tax returns in the U.S. federal jurisdiction, and various other state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, or state and local income tax examinations by tax authorities for years before 2016. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Company's assessment of many factors, including past experience and complex judgments about future events, the Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and, when applicable, amounts due from the Parent. The Company uses a national bank to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits. Any amounts due from the Parent are unsecured.

The Company's sole customers are local government investment pools and registered investment companies. Services to these customers are provided under contractual arrangements. Historically, the Company has incurred no bad debt. The Company assesses the financial strength of its customers on an ongoing basis.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2020, which is the date the financial statements were issued.

(3) Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $86,851, which was $61,851 in excess of its required net capital of $25,000. The Company's aggregate indebtedness was $32,544; the ratio of aggregate indebtedness to net capital was less than 1 to 1.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

SUPPLEMENTARY INFORMATION

PFM FUND DISTRIBUTORS, INC.
(A Wholly-Owned Subsidiary of PFM Asset Management LLC)

Schedule I - Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019

Net capital:	
Total stockholder's equity	$ 206,351
Deductions from and/or changes to stockholder's equity:	
Total nonallowable assets	(119,500)
Net capital	86,851
Computation of basic net capital requirement:	
Minimum net capital required	25,000
Net capital in excess of minimum requirement	$ 61,851
Net capital as reported on the Company's FOCUS report - Part IIA	$ 86,851
Computation of aggregate indebtedness:	
Aggregate indebtedness	$ 32,544
Percentage of aggregate indebtedness to net capital	37.47%

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2019.

Schedule II – Supplementary Information
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

Kreischer Miller

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Report of Independent Registered Public Accounting Firm

The Members of the Shareholder and Board of Directors of
PFM Fund Distributors, Inc. (A Wholly-Owned Subsidiary of
PFM Asset Management LLC)

We have reviewed management's statements, included in the accompanying Statement Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which (1) PFM Fund Distributors, Inc. (a wholly-owned subsidiary of PFM Asset Management LLC), identified the following provisions of 17 C.F.R. §15c3-3(k) under which PFM Fund Distributors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) PFM Fund Distributors, Inc. stated that PFM Fund Distributors, Inc. met the identified exemption provisions throughout the year ended December 31, 2019, without exception. PFM Fund Distributors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PFM Fund Distributors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kreischer Miller

Horsham, Pennsylvania
February 26, 2020

PFM Fund Distributors, Inc.

A Wholly-Owned Subsidiary of PFM Asset Management LLC

Statement Pursuant to Securities and Exchange Act of 1934 Rule 17a-5

PFM Fund Distributors, Inc. does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

PFM Fund Distributors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

Signed:

Daniel R. Hess
Treasurer, PFM Fund Distributors, Inc.

2/26/2020
Date